UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated September 7, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: September 12, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

September 7, 2005

TSX-V: EPZ

 www.esperanzasilver.com

NEWS RELEASE

Esperanza and Silver Standard Form San Luis Joint-Venture

Esperanza Silver Corp. (“EPZ”) announces the formation of a joint-venture to explore the newly discovered San Luis prospect in Peru together with Silver Standard Resources Inc. (“SSO”).  SSO has informed EPZ that it will, in accordance to pre-agreed terms, elect to increase its participation from 50 to 55 percent by funding the next US$500,000 in exploration work. The San Luis project results from activity arising from the previously announced prospecting agreement between the two companies (News Release March 29, 2005).

Outcrop sampling at San Luis has identified high grade zones of silver and gold. As earlier reported, channel samples along a 350 meter strike length of one vein carried as much as 78 grams of gold and 1865 grams of silver per tonne (News Release August 4, 2005). Other veins, up to six meters wide, have been discovered in the area and are currently being sampled.

Efforts are being focused on all aspects of exploration including on-going sampling and geologic mapping, establishing a camp and community relations. The Companies are also beginning the work necessary to secure all necessary drilling permits.

For further information contact:

William (Bill) Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release